UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14/F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at its offices in Seoul, Korea on March 31, 2006.

The Meeting was held with a quorum present and the following matters were approved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation:

•

the shareholders approved the Company’s balance sheets and income statements (“2002/2003 financial results”) as of and for the years ended December 31, 2002 and 2003, each of which has been extracted and translated into English from the original Korean language financial statements. The 2002/2003 financial results restate certain line items of the Company’s previously issued financial statements to take into account:

	•	diversion of certain royalty payments otherwise payable to the Company but which were diverted by Mr. Jung Ryool Kim, the former Chairman of the Company (the “former Chairman embezzlement”); and

•

correction of errors of revenue recognition with respect to initial licensing fees, mobile revenue and animation revenue, which were unrelated to the former Chairman embezzlement (“revenue recognition adjustments”).

The 2002/2003 financial results do not give retroactive effect to the Company’s change in its depreciation policy from the declining balance method to straight line method beginning in 2005.

•

the shareholders approved the Company’s balance sheets, income statements and statements of appropriation of retained earnings (“2004/2005 financial results”) as of and for the years ended December 31, 2004 and 2005, each of which has been extracted and translated into English from the original Korean language financial statements audited in accordance with generally accepted auditing standards in Korea, or KGAAS, and prepared in accordance with generally accepted accounting principles in Korea, or KGAAP. The 2004/2005 financial results restate certain line items of the Company’s previously issued financial statements to take into account:

	•	the former Chairman embezzlement;

	•	the revenue recognition adjustments; and

	•	the Company’s change in its depreciation policy from the declining balance method to straight line method.

•

the shareholders approved the appointment of four new directors (three of whom are independent directors) to replace Messrs. Kotani, Won, Lee and Deyama, each of whom resigned as a director of the Company as of March 31, 2006; and

•	the shareholders approved the maximum amount of compensation payable to directors as a group for 2006.

Furthermore, the Company’s 2006 Annual Business Report was presented to the shareholders at the Meeting.

The Company’s Board of Directors, as newly constituted by the newly elected directors, held a meeting of the board of directors on March 31, 2006. At such meeting, new members of the Audit Committee, the Director Nomination Committee and the Compensation Committee were appointed as follows:

	Chairperson of Committee	Members

Audit Committee	James Jinho Chang	James Jinho Chang
Jungil Lee
Yongho Park
Director Nomination Committee	Jungil Lee	James Jinho
ChangJungil Lee
Yongho Park
Compensation Committee	Yongho Park	James Jinho
Chang Jungil Lee
Yongho Park

The Company expects to file the Company’s financial statements, including the notes thereto, which are prepared in the Korean language and audited in accordance with KGAAS and prepared in accordance with KGAAP, as of and for the years ended December 31, 2004 and 2005 (“2004/2005 audited financial statements”) with the Financial Supervisory Service of Korea on or before April 14, 2006. The condensed English translation version of the 2004/2005 audited financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

In addition, the Company plans to file an amendment to its annual report on Form 20-F for the year ended December 31, 2004 reflecting and including the restatement to its previously issued audited financial statements as of and for the years ended December 31, 2002, 2003 and 2004, all prepared in accordance with generally accepted accounting principles in the United States by the end of April 2006.

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Forward-Looking Statements:

Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words.  These forward-looking statements are based on our current assumptions, expectations and projections about future events.  All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally.  Investors should consider the information contained in our submissions and filings with the SEC and other documents we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2006

Gravity Co., Ltd

(Registrant)

By:	/s/ James O. Kwon

Name:	James O. Kwon
Title:	Chief Financial Officer and Investor Relations Officer

Exhibit Index

Exhibit No.	Description

99.1	Summary of the Effect of Restatement on the Income Statements for the Years ended December 31, 2002, 2003 and 2004

99.2	Financial Results as of and for the Years ended December 31, 2004 and 2005

99.3	Appointment of New Directors

99.4	Maximum Amount of Compensation Payable to Directors as a Group for 2006

99.5	2006 Annual Business Report